Exhibit 99.1

Pacific Drilling Announces Fourth-Quarter and Full-Year 2016 Results

Conference call set 9 a.m. Central time Friday, February 24

•	Record revenue efficiency(a) of 99.2% for the fourth quarter yielded revenue of $178.0 million

•	Revenue efficiency of 98.2% for the full year 2016 yielded revenue of $769.5 million, as compared to 94.7% and $1,085.1 million, respectively, for the full year 2015

•	Net loss for the fourth quarter of $43.0 million, or $2.03 per diluted share, and net loss for the full year of $37.2 million, or $1.76 per diluted share

•

EBITDA(b) for the fourth quarter of $92.9 million, representing an EBITDA margin(c) of 52.2%, and adjusted EBITDA(b) for the full year of $413.7 million, representing an adjusted EBITDA margin(c) of 53.8%

•	Cash flow from operations for the full year of $249.1 million

•	Operating and G&A costs for the full year of $353.4 million, a reduction of $133.4 million or 27.4% from 2015

LUXEMBOURG (Feb. 23, 2017) - Pacific Drilling S.A. (NYSE: PACD) today announced a net loss for fourth-quarter 2016 of $43.0 million or $2.03 per diluted share, compared to net income for third-quarter 2016 of $0.2 million or $0.01 per diluted share. Net loss for fourth-quarter 2015 was $13.6 million or $0.64 per diluted share.

Net loss for full-year 2016 was $37.2 million or $1.76 per diluted share, compared to net income for full-year 2015 of $126.2 million or $5.97 per diluted share.

CEO Chris Beckett said, “Our revenue efficiency and cost management in Q4 continued to prove the strength of our organization and dedication of our entire team to preserving the long-term value of the business. In 2016 we delivered an EBITDA margin of almost 54% while ensuring our idle rigs are maintained in ready to drill status with all maintenance and class surveys up to date.”

Mr. Beckett continued, “The market continues to develop as we have previously forecast, with the first signs of improving demand that we believe will lead to an eventual dayrate recovery in 2019. In the meantime, we continue to focus on maintaining our operating platform and asset quality, while progressing the discussions with all our stakeholders to ensure the necessary financial flexibility to benefit from the anticipated recovery.”

Fourth-Quarter and Full-Year 2016 Operational and Financial Commentary

Contract drilling revenue for fourth-quarter 2016 was $178.0 million, which included $29.4 million of deferred revenue amortization, compared to contract drilling revenue of $182.4 million for third-quarter 2016, which included $12.3 million of deferred revenue amortization. On December 9, 2016, the contract with Chevron was amended to change the contract end date for the Pacific Santa Ana from April 28, 2017 to January 31, 2017 in exchange for a fee of $35.2 million. This fee was recognized ratably over the remaining term of the amended contract, and accounts for the majority of the deferred revenue increase from third-quarter 2016 to fourth-quarter 2016. On December 17, 2016, the Pacific Scirocco completed all contractual obligations for Total, which resulted in recognizing revenue at 80% of its operating dayrate of $489,000 for the remaining contractual days. Revenues for fourth-quarter 2016 also benefited from an overall improved revenue efficiency performance of 2.2% during the quarter. These revenue increases were offset by the completion of the Pacific Bora contract on September 27, 2016. Contract drilling revenue for the year ended December 31, 2016 was $769.5 million, including $67.1 million of deferred revenue amortization, as compared to contract drilling revenue of $1,085.1 million, including $86.3 million of deferred revenue amortization, for the year ended December 31, 2015.

Operating expenses for fourth-quarter 2016 were $66.5 million as compared to $68.5 million for third-quarter 2016. Operating expenses for fourth-quarter 2016 included $4.1 million in amortization of deferred costs, $3.4 million in reimbursable expenses, and $7.2 million in shore-based and other support costs. Direct rig-related daily operating expenses for our three operating rigs, excluding reimbursable costs, averaged $128,900 in fourth-quarter 2016, as compared to $130,600 for third-quarter 2016. Direct rig-related daily operating expenses for the Pacific Bora, while on standby, averaged $88,000 in fourth-quarter 2016. Direct rig-related daily operating expenses for our three idle rigs averaged $27,800 for fourth-quarter 2016, as compared to $32,800 for third-quarter 2016. The reduction in operating costs for our operating and idle rigs is primarily due to continued fleet-wide cost saving measures.

Operating expenses for full-year 2016 were $290.0 million as compared to $431.3 million for full-year 2015. In 2016, operating expenses included $13.9 million in amortization of deferred costs, $18.4 million in reimbursable expenses, and $28.8 million in shore-based and other support costs. The decrease in operating expenses was primarily the result of lower utilization of our fleet and fleet-wide cost saving measures.

General and administrative expenses for fourth-quarter 2016 were $18.9 million as compared to $15.2 million for third-quarter 2016. This increase in general and administrative expenses primarily resulted from legal costs associated with the arbitration proceeding and patent litigation, and legal and financial advisory fees related to our on-going debt restructuring efforts rising from $4.2 million for third-quarter 2016 to $7.1 million for fourth-quarter 2016. Such legal and advisory expenses are not expected to continue beyond the resolution of the underlying matters. General and administrative expenses for full-year 2016 were $63.4 million, as compared to $55.5 million for full-year 2015. Net of the legal costs associated with the arbitration proceeding and patent litigation, and legal and advisory expenses related to our on-going debt restructuring efforts ($16.9 million for the full year 2016 versus $2.4 million for the full year 2015), our corporate overhead decreased by $6.7 million year-over-year as a result of our cost saving measures.

EBITDA for fourth-quarter 2016 was $92.9 million, compared to adjusted EBITDA of $98.1 million in the prior quarter. Adjusted EBITDA for full-year 2016 was $413.7 million, compared to adjusted EBITDA of $595.1 million for full-year 2015. Adjusted EBITDA margin for full-year 2016 was 53.8 percent, as compared to adjusted EBITDA margin of 54.8 percent for full-year 2015. A reconciliation of EBITDA and adjusted EBITDA to net income is included in the accompanying schedules to this release.

Interest expense for fourth-quarter 2016 was $51.5 million, as compared to $45.9 million for third-quarter 2016, primarily due to the drawdown of the remaining availability under our 2013 revolving credit facility. Interest expense for full-year 2016 was $189.0 million, as compared to $156.4 million for full-year 2015, primarily due to a reduction in capitalized interest on the Pacific Meltem and the Pacific Zonda.

Income tax expense for fourth-quarter 2016 was $14.5 million, as compared to $4.3 million for third-quarter 2016, primarily as a result of the application of quarterly tax accounting required under U.S. GAAP. The full year 2016 tax as a percentage of revenue was in-line with our expectations at 2.9%.

Liquidity and Capital Expenditures

For full-year 2016, cash flow from operations was $249.1 million. Cash balances, including $40.2 million in restricted cash, totaled $626.2 million as of December 31, 2016, and total outstanding debt was $3.15 billion.

Subsequent to year-end 2016, the 2013 revolving credit facility (“RCF) and senior secured credit facility (“SSCF”) were amended to waive the leverage ratio covenant and modify the net debt per rig covenant for the quarters ending March 31,

2017 and June 30, 2017 under both facilities, and to waive the loan to value covenant on the next valuation date of June 30, 2017 under the SSCF. In consideration, we permanently repaid $25 million under the RCF, and applied $31.7 million of cash collateral already pledged to the SSCF lenders in August 2016 against the next principal installments due under this facility in May 2017. The amendment to the RCF also restricts the company’s ability to grant additional liens, to refinance certain existing indebtedness, and to change certain terms of existing debt during the waiver period. Concurrently with the execution of the amendments, in accordance with our obligation to maintain the loan to rig value covenant in the SSCF at the required level as at December 31, 2016, we made a $76 million prepayment of this facility. Based on our current estimates and expectations for dayrates and new contracts in 2017, we do not currently expect to remain in compliance with the maximum leverage ratio covenant in the RCF and SSCF as of the end of the third quarter of 2017 unless those requirements are waived or amended.

CFO Paul Reese commented, “Given the difficult market circumstances, we are very pleased to have secured these waivers and amendments from a supportive bank group. Although there is still much work to be done, we believe this should provide us sufficient time to come to an agreement with all our stakeholders regarding an appropriate capital structure for the company. We continue to engage with our bank lenders and noteholders to arrange a capital structure that will allow for sufficient liquidity and flexibility to operate our business effectively through this challenging market.”

Investor Toolkit

Updated schedules of expected amortization of deferred revenue, depreciation and interest expense for our existing financing are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Footnotes

(a) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.

(b) EBITDA and adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and adjusted EBITDA and a reconciliation to net income, please refer to the schedules included in this release.

(c) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.

Conference Call

Pacific Drilling will conduct a conference call at 9 a.m. Central time on Friday, February 24, to discuss fourth-quarter and full-year 2016 results. To participate, please dial +1 719-325-4801 or 1-877-874-1571 and refer to confirmation code 4279274 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section. A replay of the call also will be available on the company’s website.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements

Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as

“anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future client contract opportunities, availability of vessels, revenues and operating results and revenue efficiency. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; our ability to obtain waivers of or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; and our ability to repay debt and adequacy of and access to sources of liquidity. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(in thousands, except per share information) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2016	September 30, 2016	December 31, 2015	2016	2015	2014

Revenues
Contract drilling	$177,957	$182,427	$267,600	$769,472	$1,085,063	$1,085,794
Costs and expenses
Operating expenses	(66,547)	(68,530)	(104,870)	(290,038)	(431,261)	(459,617)
General and administrative expenses	(18,908)	(15,150)	(12,609)	(63,379)	(55,511)	(57,662)
Depreciation expense	(69,881)	(69,731)	(67,679)	(275,901)	(243,457)	(199,337)
	(155,336)	(153,411)	(185,158)	(629,318)	(730,229)	(716,616)
Loss from construction contract rescission	—	—	(40,155)	—	(40,155)	—
Operating income	22,621	29,016	42,287	140,154	314,679	369,178
Other income (expense)
Interest expense	(51,547)	(45,888)	(50,064)	(189,044)	(156,361)	(130,130)
Gain on debt extinguishment	—	22,002	—	36,233	—	—
Other income (expense)	419	(628)	(364)	(2,393)	(3,217)	(5,171)
Income (loss) before income taxes	(28,507)	4,502	(8,141)	(15,050)	155,101	233,877
Income tax expense	(14,529)	(4,346)	(5,451)	(22,107)	(28,871)	(45,620)
Net income (loss)	$(43,036)	$156	$(13,592)	$(37,157)	$126,230	$188,257

Earnings (loss) per common share, basic	$(2.03)	$0.01	$(0.64)	$(1.76)	$5.97	$8.67
Weighted average number of common shares, basic	21,184	21,183	21,077	21,167	21,145	21,722
Earnings (loss) per common share, diluted	$(2.03)	$0.01	$(0.64)	$(1.76)	$5.97	$8.66
Weighted average number of common shares, diluted	21,184	21,184	21,077	21,167	21,156	21,737

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(in thousands, except par value) (unaudited)

	December 31,	September 30,	December 31,
	2016	2016	2015

Assets:
Cash and cash equivalents	$585,980	$363,303	$116,033
Restricted cash	40,188	82,015	—
Accounts receivable	94,622	114,307	168,050
Materials and supplies	95,679	97,267	98,243
Deferred costs, current	10,454	11,226	10,582
Prepaid expenses and other current assets	13,892	16,932	14,312
Total current assets	840,815	685,050	407,220
Property and equipment, net	4,909,873	4,969,016	5,143,556
Long-term receivable	202,575	202,575	202,575
Other assets	44,944	38,433	39,369
Total assets	$5,998,207	$5,895,074	$5,792,720
Liabilities and shareholders’ equity:
Accounts payable	$17,870	$19,137	$44,167
Accrued expenses	45,881	43,430	51,704
Long-term debt, current	496,790	74,283	76,793
Accrued interest	14,164	33,527	16,442
Deferred revenue, current	45,755	35,083	49,227
Total current liabilities	620,460	205,460	238,333
Long-term debt, net of current maturities	2,648,659	2,911,332	2,768,877
Deferred revenue	32,233	37,143	60,639
Other long-term liabilities	30,655	37,166	32,816
Total long-term liabilities	2,711,547	2,985,641	2,862,332
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 22,551 and 23,277 shares issued and 21,184 and 21,121 shares outstanding as of December 31, 2016 and December 31, 2015, respectively	212	212	218
Additional paid-in capital	2,360,398	2,358,632	2,383,387
Treasury shares, at cost	—	—	(30,000)
Accumulated other comprehensive loss	(19,193)	(22,690)	(23,490)
Retained earnings	324,783	367,819	361,940
Total shareholders’ equity	2,666,200	2,703,973	2,692,055
Total liabilities and shareholders’ equity	$5,998,207	$5,895,074	$5,792,720

PACIFIC DRILLING S. A. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31,	September 30,	December 31,
	2016	2016	2015	2016	2015	2014

Cash flow from operating activities:
Net income (loss)	$(43,036)	$156	$(13,592)	$(37,157)	$126,230	$188,257
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	69,881	69,731	67,679	275,901	243,457	199,337
Amortization of deferred revenue	(29,413)	(12,324)	(20,449)	(67,053)	(86,276)	(109,208)
Amortization of deferred costs	4,057	3,800	5,832	13,945	25,951	51,173
Amortization of deferred financing costs	7,858	3,662	3,307	18,786	11,278	10,416
Amortization of debt discount	208	426	313	1,279	1,015	817
Write-off of unamortized deferred financing costs	—	—	5,965	—	5,965	—
Loss from construction contract rescission	—	—	38,084	—	38,084	—
Deferred income taxes	12,693	345	8,534	15,494	9,840	18,661
Share-based compensation expense	1,766	1,653	4,095	7,094	12,534	10,484
Gain on debt extinguishment	—	(22,002)	—	(36,233)	—	—
Changes in operating assets and liabilities:
Accounts receivable	19,685	23,875	(21,606)	73,428	62,977	(24,949)
Materials and supplies	1,588	(2,022)	3,739	2,564	(2,583)	(29,951)
Prepaid expenses and other assets	(16,720)	(1,653)	(11,071)	(29,276)	(10,840)	(56,493)
Accounts payable and accrued expenses	(23,013)	28,038	(10,654)	(24,843)	(18,712)	20,865
Deferred revenue	35,175	—	(509)	35,175	3,226	117,001
Net cash provided by operating activities	40,729	93,685	59,667	249,104	422,146	396,410
Cash flow from investing activities:
Capital expenditures	(9,819)	(1,129)	(38,134)	(52,625)	(181,458)	(1,136,205)
Net cash used in investing activities	(9,819)	(1,129)	(38,134)	(52,625)	(181,458)	(1,136,205)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	—	(2)	(80)	(89)	(536)	95
Proceeds from long-term debt	215,000	—	50,000	450,000	315,000	760,000
Payments on long-term debt	(41,652)	(16,305)	(102,915)	(110,832)	(581,083)	(41,833)
Payments for financing costs	(23,408)	(2,015)	(3,570)	(25,423)	(4,070)	(7,569)
Purchases of treasury shares	—	—	—	—	(21,760)	(7,227)
Net cash provided by (used in) financing activities	149,940	(18,322)	(56,565)	313,656	(292,449)	703,466
Increase (decrease) in cash and cash equivalents	180,850	74,234	(35,032)	510,135	(51,761)	(36,329)
Cash, cash equivalents and restricted cash, beginning of period	445,318	371,084	151,065	116,033	167,794	204,123
Cash, cash equivalents and restricted cash, end of period	$626,168	$445,318	$116,033	$626,168	$116,033	$167,794

EBITDA and Adjusted EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, gain on debt extinguishment, and loss from construction contract rescission. EBITDA and adjusted EBITDA do not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by management to measure the company’s operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company’s operating performance during the periods presented below.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA

(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31,	September 30,	December 31,
	2016	2016	2015	2016	2015	2014

Net income (loss)	$(43,036)	$156	$(13,592)	$(37,157)	$126,230	$188,257
Add:
Interest expense	51,547	45,888	50,064	189,044	156,361	130,130
Depreciation expense	69,881	69,731	67,679	275,901	243,457	199,337
Income tax expense	14,529	4,346	5,451	22,107	28,871	45,620
EBITDA	$92,921	$120,121	$109,602	$449,895	$554,919	$563,344
Add (subtract):
Gain on debt extinguishment	—	(22,002)	—	(36,233)	—	—
Loss from construction contract rescission	—	—	40,155	—	40,155	—
Adjusted EBITDA	$92,921	$98,119	$149,757	$413,662	$595,074	$563,344

Corporate Overhead Expenses Reconciliation

Corporate overhead expenses is a non-GAAP financial measure defined as general and administrative expenses less certain legal expenses related to the arbitration proceeding and patent litigation , as well as legal and financial advisory expenses related to our on-going debt restructuring efforts. We included corporate overhead herein because it is used by management to measure the company's ongoing corporate overhead. Management believes that ongoing corporate overhead expenses present useful information to investors regarding the financial impact of company's cost savings measures and optimization of overhead support structure during the periods presented below. Non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures prepared in accordance with GAAP.

PACIFIC DRILLING S.A. AND SUBSIDIARIES

Supplementary Data— Reconciliation of General and Administrative Expenses to Non-GAAP Corporate Overhead Expenses

(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31,	September 30,	December 31,
	2016	2016	2015	2016	2015
General and administrative expenses	$18,908	$15,150	$12,609	$63,379	$55,511
Subtract:
Legal and advisory expenses	(7,103)	(4,154)	(1,059)	(16,909)	(2,377)
Corporate overhead expenses	$11,805	$10,996	$11,550	$46,470	$53,134